Pursuant to Sub-Item 77Q1, section (e) of Form N-SAR,
Texas Capital Value Funds has had a change in control as a result of a buyout of the advisor First Austin
Capital Management, Inc.  A new Investment Advisory and
Administrative Contract was signed with First Austin.
The terms of the new Investment Advisory and Administrative
Contract are exactly the same, except for the dates, as the old. The shareholders approved the new contract and a copy is attached in EX-2 of this complete form N-SAR.